Filed by FPL Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed as filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended

Subject Company: FPL Group, Inc.
Commission File No.:1-8841

Issue 11 / June 26, 2006

FPL Group and Constellation Energy File Merger Proxy with SEC

Late Friday, FPL Group and Constellation Energy filed our preliminary merger proxy with the Securities and Exchange Commission, an important step in the approval process for the two companies' proposed merger.

We will continue to monitor the situation in Maryland and are hopeful that the issues there will be resolved in a timely manner. Until we are able to get greater clarity on some of these issues, our integration team efforts will remain on hold. In the meantime, I ask that you remain focused on meeting your business objectives for 2006.

Best regards,

Lew Hay

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Non-Solicitation and Safe Harbor

This communication is not a solicitation of a proxy from any security holder of FPL Group, Inc. ("FPL Group") or Constellation Energy Group, Inc. ("Constellation Energy"). Constellation Energy has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 (Registration No. 333-135278) that includes a preliminary joint proxy statement/prospectus of Constellation Energy and FPL Group. Once finalized, a definitive joint proxy statement/prospectus will be sent to security holders of FPL Group and Constellation Energy seeking approval of the proposed transaction. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FPL GROUP, CONSTELLATION ENERGY AND THE PROPOSED TRANSACTION. Investors are able to obtain these materials (as they become available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from FPL Group, 700 Universe Blvd., Juno Beach, FL 33408, Attention: Investor Relations, or from Constellation Energy, Shareholder Services, 750 East Pratt St., Baltimore, MD 21202.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FPL Group, Constellation Energy and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding FPL Group's and Constellation Energy's directors and executive officers is available in the preliminary joint proxy statement/prospectus that Constellation Energy has filed with the SEC in connection with the proposed merger. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is also contained in the preliminary joint proxy statement/prospectus filed by Constellation Energy and will be contained in other relevant materials to be filed with the SEC.

This document includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, the likelihood and timing of the closing of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as will likely result, are expected to, will continue, is anticipated, believe, could, estimated, may, plan, potential, projection, target, outlook) are not statements of historical facts and may be forward-looking. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include, for example, the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of FPL Group or Constellation Energy stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that anticipated synergies will not be achieved or will take longer to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees, suppliers or governmental entities; unexpected transaction costs or liabilities; economic conditions; and other specific factors discussed in documents filed with the SEC by both FPL Group and Constellation Energy. These risks, as well as other risks associated with the merger, are more fully discussed in the preliminary joint proxy statement/prospectus that Constellation Energy has filed with the SEC in connection with the proposed merger. Additional factors that may affect the future results of FPL Group or Constellation Energy are set forth in their respective filings with the SEC. Investors and security holders may obtain free copies of these documents at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by FPL Group at www.fplgroup.com/investor. Investors and security holders may obtain free copies of the documents filed by Constellation Energy at www.constellation.com/investors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Neither FPL Group nor Constellation Energy undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

An FPL Group publication ©2006